SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd

Changning District Shanghai 200336

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒       Form 40-F  ☐

Explanatory Note:

The Registrant held its 2024 Annual Meeting of Shareholders on November 27, 2024, at 10:00 a.m., Beijing Time, at 21F, 55 Loushanguan Rd, Changning District, Shanghai, China 200336.

A total of 1,766,234 of the Registrant’s Class A common shares present in person or by proxy, representing 37.97% of the voting power of the common shares entitled to vote at the Annual Meeting and constituting a quorum for the transaction of business. Each Class A common share is entitled to one vote and each Class B common share is entitled to five votes. No Class B common share is currently issued and outstanding. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the Annual Meeting. Abstentions and broker non-votes were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

PROPOSAL 1: Election of Directors

Election of two Class II members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2027, or until their successors are duly elected and qualified. Xin Liu and Christian DeAngelis received a plurality of the properly cast votes and were thereby elected to the Registrant’s Board of Directors. The tabulation of the certified voting results is as follows:

	For		Against		Abstain/Broker Non-Vote
Nominee	Votes	Percentage	Votes	Percentage	Votes	Percentage
Xin Liu (Class II)	1,764,244	99.89%	963	0.05%	1,027	0.06%
Christian DeAngelis (Class II)	1,764,947	99.93%	963	0.05%	324	0.02%

PROPOSAL 2: Ratification of Appointment of Independent Auditor

Ratification of the appointment of Enrome LLP as the Registrant’s independent registered public accountant for the fiscal year ending December 31, 2024. The proposal was approved by 99.87% of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Broker Non-Vote
Votes	Percentage	Votes	Percentage	Votes	Percentage
1,763,958	99.87%	1,953	0.11%	323	0.02%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

Date: November 29, 2024	By:	/s/ Xin Liu
	Name:	Xin Liu
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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